UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: July 12, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated July 12, 2011, entitled "Equipment Malfunction Of Central Control System Causes Minor Oil Leak In Suizhong 36-1 Oilfield".

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

Equipment Malfunction Of Central Control System Causes Minor Oil Leak
In Suizhong 36-1 Oilfield

(Hong Kong, July 12th, 2011) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 0883) announced today that, on July 12th, a minor oil leak occurred in Suizhong (SZ) 36-1 oilfield, located in Bohai Bay. The leaking source was disconnected immediately. Till now, the oil sheen on the sea surface is being cleared effectively. The remaining scattered oil sheen is expected to be cleaned up today.

At 1:30 am of 12th July, SZ 36-1 oilfield was shut down due to equipment malfunction occurred at the central control system. The gas vented from the flare brought out a very small amount of oil to the sea when the process depressurized. According to initial estimate, the incident caused oil spill of 0.1 to 0.15 cubic meters, resulting in about one square kilometer of oil sheen.

After the incident occurred, CNOOC China Limited Tianjin branch immediately activated emergency response procedures to cut off the leaking source and recover the oil sheen. Till now, equipment malfunction has been fixed.

The Company will continue to closely monitor the production operations of all its oilfields. To avoid any oil spill incidents from happening in the future, the Company will further reinforce the risk management measures according to the notice issued by the State Oceanic Administration, which requires offshore oil producers to thoroughly scrutinize any spill risks and review their emergency planning.

SZ36-1 is an independent oilfield of the Company. CNOOC China Limited Tianjin branch is in charge of its daily operation and management.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company that we believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends  on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents we filed the Company files from time to time with the United States Securities and Exchange Commission, including our the 2010 Annual Report on Form 20-F filed on April 29, 2011.
Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com